50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

1 November 2002

02055680

SECURITIES & EXCHANGE COMMISSIO
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **21 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

September 2002 Quarterly Report
dated 31 October 2002

Yours faithfully

M P WRIGHT
Executive Director

dlw 11/18

Herald Resources Limited

COOLGARDIE RE-OPENS



QUARTERLY REPORT
FOR THE PERIOD ENDING 30 SEPTEMBER 2002

HIGHLIGHTS

Coolgardie

- Gold production resumes at Coolgardie (page 2)
- High grade gold results returned from Empress diamond drill hole up to 1,000g/t (page 2)
- New high grade gold zone discovered at Big Blow Prospect (page 3)

Dairi

- Pre-feasibility study activities and drilling underway (page 10)
- New zone of mineralisation discovered at Lae Jehe with likelihood of significantly adding to existing resources (page 11)

Corporate

- Cash reserves of $4M (page 15)
- Gold forward sales at $606/oz (page 15)

CORPORATE DIRECTORY

Registered and Head Office

Level 3/50 Colin Street
WEST PERTH WA 6005

Tel: (61 8) 9322 2788
Fax: (61 8) 9481 1669
Email: hrl@herald.net.au

Capital Structure

Shares:	51,663,497
Options:	1,925,000 ($0.29-$0.45)
Last Sale:	$0.47
Market Cap:	$24m

Directors

T M Allen (Chairman)
M P Wright, BBus
G Hutton, BSc(Hons), FAusIMM

Have you visited our web site?

This is updated regularly with ASX announcements and can be found at

www.herald.net.au

WESTERN AUSTRALIA


PERTH

COOLGARDIE GOLD PROJECT
(Herald 50%)

PRODUCTION, TOLL MILLING

Gold production has re-commenced at Coolgardie after a 3½ year hiatus.

Refurbishment of the Coolgardie mill was completed in July with commissioning occurring in August. During this commissioning phase, approximately 50,000t of low grade ore stockpiles were milled up to 15 August for the recovery of approximately 2,000 ozs of gold.

Toll milling of ore for Mines & Resources of Australia Pty Ltd occurred from mid-August to mid-October, when milling of low grade stockpiles re-commenced for a week pending final negotiation of the Lindsays open-pit mining contract and an improved mine design. Milling of Lindsays ROM ore commenced on 24 October and will continue until late November. Initial ore grades are as expected.

Development of the decline required to access the high-grade Empress underground deposit (~9g/t) commenced in early August, and is ahead of schedule. First ore production from this ore source is scheduled for December, with milling to take place early in the new year.

The Coolgardie Gold Project is presently forecast to produce approximately 200,000 ozs of gold over a 4 year period at a cash cost of $392/oz. Herald has gold forward sales in place at $606/oz.

EXPLORATION

Empress

At Empress one diamond hole was drilled from the advancing Empress Decline and made the following excellent intercepts at the positions indicated:

Pierce Point			ED012 Data				
N	**E**	**RL**	**Depth From (m)**	**Depth to (m)**	**Interval (m)**	**Grade g/t Au**	**Lode**
9271.1	5026.1	212.8	237.25	237.67	0.42	1,017	Empress
9280.7	5001.6	207.8	262.93	265.41	2.48	10.4	Granodiorite
9284.8	4991.3	205.7	273.86	277.05	3.19	47.8	West

The drill hole was virtually at right angles to the lodes and the intercepts are therefore approximate true widths.

The Empress Lode intersection (= to 32 ozs gold/tonne) is about **10m beyond the existing resource zone** and therefore extends the limits of the known resource in this area.

Both the Granodiorite and West Lode intercepts are within the presently defined limits of these lodes. The grades of these intercepts are **substantially above the average resource grades** for those lodes and are therefore highly encouraging as well.

The full impact of these intersections on the Empress resources is not known at this point in time.

Big Blow

Highly encouraging results were returned from initial drilling at this prospect. Thirteen angled RC holes were drilled on sections 20m to 40m apart to test for plunge extensions below historic mining. Previous production (to the mid 1930's) was ~10,000t @ 11g/t Au.

Significant results include:

6571800N	TNG1748R	7m @ 12.69g/t Au from 99m
6571680N	TNG1750R	23m @ 5.72g/t Au from 104m
including a central zone of:		9m @ 11.36g/t Au from 115m
6571680N	BB005R	2m @ 106.00g/t Au from 158m
6571680N	BB006R	8m @ 6.08g/t Au from 89m
including a central zone of:		4m @ 10.65g/t Au from 89m
6571700N	BB011R	7m @ 14.71g/t Au from 94m
and:		1m @ 77.60g/t Au from 109m
6571660N	BB012R	9m @ 5.14g/t Au from 100m
including a central zone of:		4m @ 9.27g/t Au from 100m

All intercepts are in fresh-rock and comprised of dry, high quality samples. Detailed results are shown in Appendix 1.

The drilling to date has demonstrated good grade continuity within shoots.

Mineralisation remains open in several directions and additional RC and core drilling will be undertaken as required to establish plunge orientations. A six-hole follow-up programme has been proposed, starting imminently.

Battery

All initial and re-sampling data for the drilling completed during the June quarter were returned. At the Battery prospect re-sampling of composite samples returned a best result of:

TNG1744R 2m @ 90.30g/t Au (89-91m)

Dip and strike continuity for this style of veining is probably low, but the result still justifies additional drilling to test the plunge continuity.

Perseverance

At Perseverance, located along strike to the NE of Empress, drilling centred on zones along the northern strike extension of the historic Perseverance Vein (17,700t @ 16.8g/t Au), and in parallel structures to the east.

Best results (after 1m re-sampling) included:

6570800N	TNG1654P	2m @ 1.20g/t Au from 17m
and		5m @ 2.13g/t Au from 23m
6570800N	TNG1658P	12m @ 2.29g/t Au from 20m
6570980N	TNG1666P	1m @ 5.20g/t Au from 12m

The results confirm the potential for Empress-style laminated vein mineralisation in the Perseverance area, and warrant additional RC drilling.

Greenfields

The Greenfields pit was re-mapped during the quarter, indicating that some of the historical step-out drilling failed to reach target, and the eastern portion of the system remains open at depth.

Re-modelling of the Greenfields pit is likely to be undertaken during the next quarter. Existing reserves here are 900,000t @ 1.9 g/t.

N.B. The above information is based on reports provided by MPI Mines Ltd, who are managers of the Coolgardie Project.

Insert Coolgardie Project

Mining Locations Plan

SANDSTONE GOLD PROJECT
(Herald 100%, diluting to 40%)

Troy Resources NL has notified Herald that it has met the expenditure commitments to earn its 51-60% interest in the tenements covered by the Sandstone JV.

Significant drill results are presented in Appendix 2.

EDALE

Indomitable – Tigermoth North

Troy have recently announced the discovery of the Tigermoth prospect on their own ground **immediately south of the Herald JV tenement boundary** in the Indomitable area. Intersections by Troy at Tigermoth include **16m @ 4.85g/t Au, 13m @ 11.3g/t Au and 10m @ 9.26g/t Au.**

Within the Herald JV ground 29 RAB holes and 8 air core holes were drilled at Tigermoth North, Piper, Piper West and Indomitable West.

At Tigermoth North, on the northern edge of the currently known Tigermoth mineralisation, two air core holes intersected the following narrow, but good grade mineralisation:

TAC059	1m @ 3.05g/t Au (68-69m)
TAC073	2m @ 6.75g/t Au (38-40m)

About 800m west of Tigermoth North a reconnaissance air core hole intersected the following significant mineralisation:

TAC055	3m @ 5.58g/t Au (66-69m)

RAB hole TAR301 was drilled 50m up dip from the above intersection and returned a broad zone of low grade supergene mineralisation. The best interval in this hole was 10m @ 0.81g/t Au from 45-55m.

At Piper, about 500m NE of Tigermoth North, infill RAB drilling on 25m x 25m centres around vertical RAB hole TVR488 (12m @ 1.5g/t Au in a buried laterite) delineated further anomalous mineralisation that remains open in some directions.

A reconnaissance RAB hole at Indomitable West made the following encouraging intersection which requires follow up drilling:

TAR285	5m @ 2.40g/t Au (25-30m).

Further drilling programmes are planned for the Indomitable – Tigermoth North areas during the next quarter.

N.B.The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

Insert Sandstone Area

Project Location Plan

MONTAGUE GOLD PROJECT
(Herald 15%)

Significant drill results are presented in Appendix 3.

Airport (M57/99)

RAB drilling results from the Western Zone have extended the NW trending mineralisation a further 250m northwards with intersections of:

GRB 1430	10m @ 3.02g/t Au (25-35m)
GRB 1444	8m @ 2.04g/t Au (25-33m)
GRB 1446	5m @ 1.93g/t Au (15-20m)
GRB 1450	5m @ 19.1g/t Au (15-20m), adjacent to Rosie Castle Pit.

Further drilling of the Western Zone, especially in the Rosie Castle area is planned for the next quarter.

On the NE trending Central Zone, RAB drilling has extended the zone 50m further northwards with a weak intersection of:

GRB 1424	2m @ 1.17 g/t Au (50-52m)

Airport Central is comprised of a high grade core over a 75m strike length that plunges moderately to the north. The down plunge potential still needs to be fully tested. RC drilling of the central zone has intersected auriferous quartz veins above and below the main high grade shoot and these also require further testing.

At an interpreted junction of the Central and Western Zones, RAB drilling has intersected a zone of mineralisation as follows:

GRB 1384	10m @ 1.4g/t Au (20-30m)

Whistler (M57/217)

Whistler is located 3.5km north of Airport. Three holes for a total of 245m tested sub-parallel structures to the main Whistler structure that produced 293,000 tonnes at 3.7g/t Au from an open pit in 1990-91. Drilling intersected 13m at 0.67g/t Au from 20m in GRC038. These results increase the underground potential for multiple sub-parallel lodes and a deeper drilling programme is being planned.

Caledonian/Detour Trend (M57/48)

Three holes tested anomalism from previous drilling. Hole GRB1472 returned strong anomalism comprising 13m @ 0.44g/t Au from 25m. The hole ended in mineralisation and further testing is required.

N.B. The above information is based on reports provided by Gateway Mining NL, who are managing the Montague JV.

CRATER GOLD PROJECT
(Herald 20%)

Five holes have confirmed a probable northerly trend to arsenic anomalism about a mafic/felsic contact at Crater on E57/334. The presence of sulphides, quartz veining and deformation indicates the possibility that the tenement hosts a significant shear zone that follows the contact. Further RAB drilling is recommended. Follow up drilling is planned for the Barrelmaker prospect on E57/335 in the next quarter.

INDONESIA


DAIRI
BELITUNG
INDONESIA

CORPORATE

On 26 August 2002, the Plan of Arrangement with subsidiary International Annax Ventures Inc was finalised and Herald moved to 100% ownership of this company, thereby securing a direct 80% ownership in the Dairi Project.

DAIRI ZINC/LEAD PROJECT
NORTH SUMATRA

Project interests:	Herald	80% - 70%
	PT Aneka Tambang ("Antam")	20% - 30%

Full scale Prefeasibility Study activities commenced in early July on the **Anjing Hitam** deposit where current resources are **10.0Mt @ 15.3% Zn, 9.4% Pb, 14g/t Ag.** Diamond drilling commenced at the outlying **Pondok Gambir** and **Lae Jehe prospects** before concentrating on Anjing Hitam. Conceptual Mining Studies and Environmental Scoping Studies were undertaken and a detailed survey carried out over the deposit area surface and environs.

Notwithstanding the tragic events in Bali, the Dairi region remains peaceful and free of ethnic and religious tensions, and Herald's activities have not been affected to date.

Diamond Drilling

The Prefeasibility drilling programme is intended to:

- Delineate the limits of the Anjing Hitam deposit
- Enable revision of resource estimates,
- Carry out limited infill drilling to observe any complexity of structure, obtain geotechnical information to assist with preliminary mine planning, and to provide fresh core samples for further metallurgical testwork.

The programme to date has delineated the western edge of the deposit (more or less as expected), partly delineated the eastern edge, and suggested that the SE extension limit may have been reached. Several holes near the western edge have demonstrated the likely existence of a **third, lower sulphide horizon (LMH) which will add some resources.** Some significant intercepts obtained to date include:

SOP 66D	2.62m @ 23.7% Zn, 10.6% Pb	Upper Mineral Horizon (UMH)
	12.47m @ 18.8% Zn, 12.7% Pb	Main Mineral Horizon (MMH)
	1.78m @ 3.4% Zn, 4.3% Pb	Lower Mineral Horizon (LMH)
SOP67D	5.06m @ 13.8% Zn, 6.3% Pb	UMH Updip hole
	2.76m @ 12.7% Zn, 8.5% Pb	MMH
	7.13m @ 17.9% Zn, 10.3% Pb	LMH

A full table of holes is contained in Appendix 4.

A two hole programme was drilled at the Lae Jehe Deeps, about 1.5km NW of Anjing Hitam to test a deep downhole EM geophysics anomaly, above which significant intercepts have been obtained previously. While the holes flattened somewhat, preventing intersection at the desired depth, **significantly higher grade intercepts** were obtained in the main sulphide horizon. The presence of other horizons was also indicated. Intercepts include:

SOP60D	17.67m @ 10.6% Zn, 5.0% Pb	Upper Zone

A resource estimation will be carried out for the mineral zones in this area, **which may add significant resources to extend the life of an Anjing Hitam based operation.**

~~A~~ Four diamond holes were drilled at the Lorens Find Prospect in Pondok Gambir Sector, 4.5kms NW of Anjing Hitam. It was intended to determine the scope of Zn & Pb oxide mineralisation which outcrops in places. The best zinc intercept was in hole SOP64D:

SOP64D	5.2m @ 9.9% Zn, 0.2% Pb, 142g/t Ag	Zinc silicates in clays above karsted Jehe dolostone

While there is undoubtedly significant oxide mineralisation present, Herald will concentrate on higher priority tasks at this stage.

Prefeasibility Study

The Conceptual Mining Study undertaken envisages a cut and fill or longhole stoping method using paste tailings backfill – both as ground support, and to obviate the need for surface storage of the predominantly pyritic material. A decline to enable 50t trucks to haul the 1Mt per year nominal ore production has been tentatively located.

Geotechnical studies are to be undertaken in the December quarter.

An Environmental Scoping Study has found no major impediment to development. Baseline water sampling has also indicated that stream water is not significantly contaminated with heavy metals. A detailed survey has been conducted over the Anjing Hitam area surface and transportation corridor.

Insert Sopokomil Prospect

Anjing Hitam Area

Drill Hole Locations Plan

Insert Cross Section 9800N


SYDNEY

NEW SOUTH WALES

MOUNT DAVID GOLD/COPPER PROJECT
(Herald 100%)

The 251 km^2 Mount David Project consists of two exploration licences in the Oberon – Rockley – Mount David area of NSW.

Evaluation of the previously reported drill results is in progress.

GULGONG GOLD/COPPER PROJECT
(Herald earning 75%)

Herald has a joint venture over this 107 km^2 exploration licence, at Gulgong, NSW.

No field work was carried out during the quarter. Office work consisted of compiling and evaluating results from work completed in the previous quarter as well as planning future work that will consist of mapping, soil sampling and RAB drilling.

SPRINGFIELD GOLD PROJECT
(Herald 100%)

Herald has been granted an exploration licence covering the strike extensions of the Ordovician volcanic sequence immediately south of and contiguous with the Gulgong EL. This new licence has an area of 139 km^2 and contains a previously estimated inferred resource of 1.4Mt at 1.4g/t Au (63,000 oz Au contained) at the Springfield prospect. The company has a royalty agreement with Mrs M Phillips concerning the Springfield resource and a surrounding area of about 11.6 km^2. Other gold prospects occur within the licence area, some of which have been subjected to limited RAB/RC drilling. A digital database of previous drilling, soil sampling, stream sediment sampling and mapping is being compiled to assist in the planning of further exploration.

CORPORATE

CASH POSITION

At the end of the quarter, Herald held cash reserves of $4.0M.

GOLD PRICE PROTECTION

At the end of the quarter, the Company held the following positions:

(All prices in $A unless otherwise specified)

TYPE	NO. OF OZS	SELLING PRICE	MATURITY
Gold Forward Sales	60,000	$606	Oct 2002 – July 2006

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

APPENDIX 1
COOLGARDIE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Big Blow Prospect
RC Drilling – Significant Intersections
(>1.0 g/t Au)

Hole ID	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cutoff grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1747R	6571762.55	325444.53	-50/270	138.00	114.00	124.00	10.00	1.04	Main Lode
TNG1748R	6571801.45	325450.67	-50270	132.00	**99.00**	**106.00**	**7.00**	**12.69**	Main Lode
TNG1749R	6571720.27	325432.28	-50/270	120.00	48.00	50.00	2.00	2.58	HW Fgd
					89.00	98.00	9.00	anomalous	Main Lode
TNG1750R	6571682.10	325429.66	-55/270	138.00	**104.00**	**127.00**	**23.00**	**5.72**	Main Lode
				incl.	**115.00**	**124.00**	**9.00**	**11.36**	Main Lode
BB005R	6571678.40	325298.40	-60/090	186.00	141.00	143.00	2.00	1.31	Main Lode
					158.00	**160.00**	**2.00**	**106.00**	**HW alt'n**
					170.00	172.00	2.00	4.30	HW alt'n
					176.00	177.00	1.00	3.55	HW alt'n
BB006R	6571681.70	325394.10	-70/270	114.00	**89.00**	**97.00**	**8.00**	**6.08**	**Main Lode**
				incl.	**89.00**	**93.00**	**4.00**	**10.65**	**Main Lode**
BB007R	6571801.30	325474.20	-60/270	174.00	144.00	146.00	2.00	anomalous	Main Lode
BB008R	6571841.30	325441.20	-60/270	84.00	47.00	59.00	12.00	1.22	Main Lode
					63.00	64.00	1.00	2.10	FW alt'n
BB009R	6571841.40	325467.70	-60/270	132.00	100.00	102.00	2.00	4.30	Main Lode
BB010R	6571681.60	325392.20	-60/270	77.00	25.00	30.00	5.00*	1.34	HW Fgd
					51.00	57.00	6.00	anomalous	Main Lode
BB011R	6571701.50	325431.20	-52/270	120.00	**94.00**	**101.00**	**7.00**	**14.71**	**Main Lode**
					109.00	**110.00**	**1.00**	**77.60**	**FW alt'n**
BB012R	6571661.70	325413.50	-57/270	120.00	**100.00**	**109.00**	**9.00**	**5.14**	**Main Lode**
				incl.	**100.00**	**104.00**	**4.00**	**9.27**	**Main Lode**
BB013R	6571658.60	325294.20	-60/090	162.00	110.00	115.00	5.00*	1.28	FW alt'n
				162.00	138.00	145.00	7.00	anomalous	Main Lode

* Composite sample
HW alt'n = Hangingwall alteration, FW alt'n = Footwall alteration, HW Fgd = Hangingwall Granodiorite

APPENDIX 1
(Cont'd)

Perseverance Prospect
RAB Drilling – Significant Intersections
(>1.0 g/t Au)

Hole ID	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cutoff grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1649P	6570697.00	425440.00	-60/090	54.00	21.00	22.00	1.00	1.11	Vein
TNG1654P	6570802.00	325600.00	-60/270	42.00	17.00	19.00	2.00	1.20	Vein
					23.00	**28.00**	**5.00**	**2.13**	**Vein**
TNG1657P	6570804.00	325541.00	-60/270	30.00	19.00	20.00	1.00	1.61	Granodiorite
TNG1658P	6570803.00	325460.00	-60/090	36.00	**20.00**	**32.00**	**12.00**	**2.28**	**Granodiorite**
TNG1660P	6570803.00	325492.00	-60/090	48.00	28.00	30.00	2.00	1.32	Vein
TNG1661P	6570802.00	325517.00	-60/090	38.00	26.00	27.00	1.00	1.10	Granodiorite
TNG1666P	6570982.00	325559.00	-60/090	35.00	**12.00**	**13.00**	**1.00**	**5.20**	**Sulfidic Vein**
					16.00	17.00	1.00	1.67	Sulfidic Vein
					31.00	32.00	1.00	2.10	Sulfidic Vein

Empress Prospect
RAB Drilling – Significant Intersections
(>1.0 g/t Au)

Hole ID	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cutoff grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1646P	6570213.00	325231.00	-60/0-90	48.00	34.00	35.00	1.00	2.30	Empress Vein
					37.00	38.00	1.00	1.05	Vein

Empress Prospect
Diamond Drilling – Significant Intersections
(>1.0 g/t Au)

Hole ID	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cutoff grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
ED012	9196.6	5247.3	-9/288	293.6	237.25	237.67	0.42	1017.0	Empress
					262.93	265.41	2.48	10.4	Granodiorite
					273.86	277.05	3.19	47.8	West

Data as supplied by MPI Mines Ltd

APPENDIX 2
SANDSTONE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Piper Prospect
Significant RAB / Aircore Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAR285	732501	6892133	-60/180	63	25	30	5	2.40
TAC055	732399	6891402	-60/090	86	66	69	3	5.58

Piper Prospect
Significant RAB / Aircore Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade * g/t
TAR290	733475	6891850	-60/090	50	5	15	10	1.14
					45	50	5	1.00
TAR292	733499	6891825	-60/180	35	5	10	5	1.48
TAR294	733094	6892053	-60/180	84	65	75	10	1.11
TVR1291	733474	6891836	-90/00	17	5	10	5	1.00
TVR1294	733497	6891786	-90/00	15	5	10	5	1.07
TVR1296	733525	6891835	-90/00	17	5	10	5	1.03
TVR1298	733499	6891881	-90/00	17	5	10	5	1.96
TVR1299	733524	6891900	-90/00	17	0	5	5	1.04
TVR1300	733476	6891905	-90/00	17	5	10	5	1.19

* 5 metre composite sample

Piper Prospect
Significant RAB / Aircore Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAC059	733255	6891308	-60/210	91	68	69	1	3.05
TAC073	733349	6891300	-60/090	64	38	40	2	6.75

Data as supplied by Troy Resources NL

APPENDIX 3
MONTAGUE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV RAB Drilling - Significant Intersections (>1.0 g/t Au)							
Hole ID	AMG East	AMG North	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Airport Central							
GRB1384	6964050	751700	-60/090	20	30	10	1.40
GRB1424	6964400	751850	-60/090	50	52	2	1.17 *
Airport West							
GRB1430	6964700	751450	-60/270	25	35	10	3.02
GRB1444	6964800	751550	-60/090	25	33	8	2.04 *
GRB1446	6964800	751450	-60/090	15	20	5	1.93
GRB1447	6964800	751400	-60/090	40	41	1	2.71 *
GRB1450	6964850	751250	-60/090	15	20	5	19.10
West of Airport							
GRB1392	6964050	751300	-60/090	30	34	4	3.35

* denotes ended in mineralisation

Montague JV RC Drilling - Significant Intersections (>1.0 g/t Au)							
Hole ID	AMG East	AMG North	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Airport Central							
GRC048	6964300	751843	-60/090	11	12	1	2.96
GRC050	6964300	751750	-60/090	89	90	1	1.21
GRC055	6964275	751784	-60/090	27	28	1	1.05
GRC067	6964450	751515	-60/270	27	28	1	1.38
				45	46	1	1.11
GRC070	6964510	751495	-60/090	32	33	1	1.34
				34	35	1	1.29

Data as supplied by Gateway Mining NL

APPENDIX 4
DAIRI PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Sopokomil Prospect
2002 Diamond Drilling

Hole	Local Grid North	Local Grid East	Dip/Azimuth (mag)	From (m)	To (m)	Length (m)	Zinc (%)	Lead (%)	Silver (g/t)	Lode
Anjing Hitam										
SOP65D	9800	4995	-50/250	No significant massive sulphide mineralisation						Updip close-off
SOP66D	9800	4995	-88/250	149.70	152.32	**2.62**	**23.7**	**10.6**	**15**	UMH
				156.06	168.53	**12.47**	**18.8**	**12.7**	**15**	MMH
				173.00	174.78	1.78	3.4	4.3	8	LMH
SOP67D	9800	4995	-73/160	145.80	150.86	**5.06**	**13.8**	**6.3**	**5**	UMH
				153.38	156.14	**2.76**	**12.7**	**8.5**	**13**	MMH
				177.15	184.28	**7.13**	**17.9**	**10.3**	**13**	LMH
SOP68D	9700	4975	-88/250	156.00	157.00	1.00	1.3	0.6	0	MMH Updip close-off
SOP69D	9800	5125	-67/070	No significant intercepts						Downdip close-off
SOP70D	9800	5125	-85/070	198.80	213.57	14.77	7.3	4.8	5	MMH Downdip close-off
			incl.	208.65	213.57	**4.92**	**15.2**	**7.1**	**5**	
SOP71D	9800	5125	-71/250	131.50	131.92	0.42	**17.90**	**11.00**	**10**	UMH
				142.00	155.47	**13.47**	**21.40**	**13.68**	**18**	MMH
SOP72D	9475	5225	-67/075	497.06	498.00	0.94	16.7	10.6	8	MMH Downdip close-off
SOP73D	9475	5225	-59/070	Hole aborted						
SOP74D	9475	5225	-75/107	No significant massive sulphide mineralisation						Updip close-off
SOP75D	9475	5225	-60/090	In progress						
SOP76D	9900	4985	-50/250	44.70	46.93	**2.23**	Not yet assayed			UMH
				50.44	56.52	**6.08**	Not yet assayed			MMH
				56.52	65.40	**8.88**	Not yet assayed			LMH?
SOP77D	9900	4985	-77/070	59.30	61.22	**1.92**	Not yet assayed			UMH
				95.45	116.72	**21.27**	Not yet assayed			MMH
Lae Jehe Deeps										
SOP59D	1000	1170	-70/210	345.30	351.35	**6.05**	**10.0**	**5.6**	**2**	Upper Zone
				440.60	442.92	2.32	5.0	2.3	5	Intermediate Zone
				499.20	502.15	**2.95**	**10.0**	**8.3**	**27**	Lower Zone
SOP60D	800	1310	-60/210	458.45	476.12	**17.67**	**10.6**	**5.0**	**2**	Upper Zone
Pondok Gambir										
SOP61D	12550	2450	-60/340	14.00	20.10	6.10	0.5	8.6	0.5	Oxide mineralisation
SOP62D	12700	2350	-70/340	1.60	5.10	3.50	0.3	2.3	5	Oxide mineralisation
SOP63D	12820	2350	-60/160	No significant values						
SOP64D	12755	2350	-50/160	22.3	27.5	5.20	9.9	0.2	142	Oxide mineralisation

West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

02 NOV -4 AM 8:15

1 November 2002

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **2 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Spectacular Drill Results from Empress
dated 30 October 2002

Yours faithfully

M P WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

FAXED

30 October 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Coolgardie Joint Venture

SPECTACULAR DRILL RESULTS FROM EMPRESS

Results from an underground diamond drill hole ED012 at Empress are now available.

The hole was drilled from within the advancing Empress decline and was aimed to intersect 3 of the 4 known Empress Lodes. The hole made the following intercepts at the positions indicated:

Pierce Point			***ED012 Data***				
N	E	RL	Depth From (m)	Depth To (m)	Interval (m)	Grade (g/t Au)	Lode
9271.1	5026.1	212.8	237.25	237.67	0.42	1017	Empress
9280.7	5001.6	207.8	262.93	265.41	2.48	10.4	Granodiorite
9284.8	4991.3	205.7	273.86	277.05	3.19	47.8	West

The drill hole was virtually at right angles to the lodes and the intercepts therefore are approximate true widths.

The Empress Lode intersection is just **outside of the resource zone and therefore extends the limits of the known resource in this area at a bonanza grade in excess of 1,000g or 30ozs per tonne.**

Both the Granodiorite and West Lode intercepts were within the presently defined limits of these lodes, however at grades **substantially above the average resource grades for those lodes, and are therefore highly encouraging as well.**

The hole was collared from 9196.6N, 5247.3E, 256m RL and was drilled at –9° on an azimuth of 288°.

First ore production from Empress remains on schedule for the end of the year.

Yours faithfully

M P WRIGHT
Executive Director

NB: The above results are reported by MPI Mines Ltd, the managers of the joint venture operations at Coolgardie.